                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT

These documents contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

The following articles have been posted on Compaq's internal intranet:

NASDAQ CIO: CAPELLAS SAID HIGH-END SERVERS WILL
SURVIVE HP DEAL
By Paul McDougall, InformationWeek
Sep 5, 2001 (12:00 AM)
URL: http://www.informationweek.com/story/IWK20010905S0011

Two days after Hewlett-Packard said it was buying Compaq, there is speculation about which product lines might be sacrificed in the name of cost cutting. HP and Compaq execs have declined to discuss specifics, but at least one high-end server line appears safe from the ax.

Gregor Bailar, CIO at The Nasdaq Stock Market, says Compaq CEO Michael Capellas personally assured him that Compaq's Nonstop Himalaya servers will survive. "There was no hesitation from them whatsoever that Himalaya will be a key strategic tier," Bailar says. He says Capellas made the assurance a week-and-a-half ago and again Tuesday.

Nasdaq uses Himalaya servers to process millions of stock trades each day, and any significant change to its computing infrastructure could cause big headaches. Its dependence on technology was highlighted in June when a system outage forced the Nasdaq to halt trading briefly.

Himalaya servers are a cash cow for Compaq. Consulting firm Technology Business Research estimates that Himalaya accounted for about $1.8 billion in sales and support revenue last year. "It's a key part of their portfolio," says TBR analyst Lindy Lesperance.

"Right now, no one else can match Himalaya's level of nonstop availability," she says. Himalayas are used in stock exchanges around the world, as well as in 911 call centers, where dependability is critical. Compaq acquired the Himalaya technology from its $4 billion purchase of Tandem Computers in 1997.

Compaq and HP said late Monday that they had entered into an agreement to merge, with the new organization operating under the HP name and maintaining headquarters at HP's home base in Palo Alto, Calif. Under the plan, which still requires the approval from trustbusters in the U.S. and Europe and shareholders, HP CEO Carly Fiorina would become CEO of the new organization, with Capellas reporting to her as president. Compaq execs declined to comment for this story.

S[H]OULD USERS BE INTRIGUED BY HEW-PAQ?

BY PETER BURRIS, SPECIAL TO ZDNET

To those HP/Compaq customers that think the sky is falling, fear not, says columnist Peter Burris. The deal will make both HP and Compaq better suppliers, as well as stronger industry competitors.

COMMENTARY--The staccato of automatic weapons being fired by Wall Street's shorts at the Hewlett-Packard/Compaq deal should be enough to scare anyone from suggesting that good things may come from this merger. But these are the same shorts that got soiled by going long on dot bombs. Thus, I'll hope that the gang that couldn't shoot straight stays true to form and weighs in that users should applaud this merger.

The deal will make both HP and Compaq better suppliers, as well as stronger industry competitors, partners and leaders. First, let's look at the non-consumer space. HP has been laboring to restore and build up both its enterprise infrastructure and services businesses. Compaq has been laboring to cohere its, er, enterprise infrastructure and services businesses. In this arena, the two companies will fit together nicely.

After its well-publicized missteps during the mid-1990s, HP is back in the scalable server space with some solid products. And, although no one seems to want to talk about it, HP technology is inside the new Intel chips that will be inside the vast majority of tomorrow's computers. But IBM, Sun--and Compaq--are formidable server foes. Challenged by three capable foes, HP would have faced a major uphill trek as it attempted to recapture the luster in its server business.

Compaq flattens that hill considerably. Certainly, server product lines have to be rationalized. Inventories have to be managed. These are difficult challenges, but hardly insurmountable. But make no mistake about it. If a Wall Street short actually walked into a data center, they might not notice the IBM zSeries machines there because they couldn't see over the racks of Intel-based Compaq machines.

What about storage? Storage is poised to capture better than 60 cents on every dollar of non-networking enterprise hardware sold. Has any company been able to consistently challenge EMC in any storage market segment? One company has: that Houston-based outfit, the one that sells PCs--Compaq. HP just "merged" with what is arguably the second best storage franchise in the industry. HP has taken important steps recently to improve its storage business, but Compaq provides the best platform around from which to step back into the storage ring.

What about services? HP and Compaq both are saddled with reputations that they do great configuration, implementation, and maintenance work, but lack business domain expertise. This deal won't change that. But, remember, we're about ready to enter into a period of accelerated server-side technology transition as Intel and Microsoft start rolling out new, more powerful enterprise platforms sprinkled here and there). HP--as a technology supplier to Intel--and Compaq--as the biggest Wintel supplier around--pretty much represent ground zero of this change. Also, as storage ascends, Compaq's storage-area networking (SAN) services strengths will provide major user benefits. Ultimately, users will find that working with a vendor that knows what the newer versions of the industry standard server and storage platforms can do is a major plus, not a negative.

What about PCs? On the enterprise side, Dell's cost structure and IBM's laptop design expertise are hurting Compaq. But how do these advantages translate into user benefits? Well, each point of Dell's channel cost advantage translates into--at best--about a
0.2 percent cost improvement to a user, when the full lifecycle costs of the machine are considered. I think that HP and Compaq can attractively counter Dell's acquisition costs advantage with OpenView and Intelligent
Manageability. As for IBM's laptop design leadership, in the mobile space, Hew-paq had better step up. But Jornada and iPaq may herald good things here.

The consumer space is a different issue. The industry question is pretty simple:
Is retail, where both HP and Compaq are so strong, doomed in the computer industry? Well, book retailers are still around, and there aren't many products more standard than books. If retail computing tanks, then Hew-paq faces a major near-term problem. But I foresee that retail computing has a lot of life left in it, especially as new common-off-the-shelf (COTS) imaging, home networking, and Internet-based consumer services start to come on line.

Challenges ahead
Is the deal fraught with challenges? Of course. But don't pay too much attention to the abstract "culture" stuff (you say IN-tel and I say in-TEL) or the "insightful" commentary on the shadowy world of EU regulators. And totally avoid being dragged into "CEO personality" discussions. Instead, focus on the integration issues that will affect you, starting with the character and constitution of your account and support teams.

Beyond that, gauge progress of Hew-paq's integration by watching for the following:

* Aggressive schedules to integrate OpenView and Intelligent Manageability;

* Major demonstration of support by HP for Compaq's storage strategy and leadership storage service offerings;

* More deals with business domain consultancies that have Hew-paq providing infrastructure, configuration, maintenance, and outsourcing/hosting services as a subcontractor--a big subcontractor (this deal may also kick off a consolidation binge in the hosting space);

* Major enterprise-side migration service wins for customers with large Intel-based server farms;

* Major data center wins for Compaq's Non-Stop products;

* Stability in maintenance deals (unless you can get Hew-paq to negotiate more favorable deals, which I think is possible near-term);

* A louder, clearer Intel-based server story from IBM; and

* Again, smiling Hew-paq sales folk near-term; credible statements on account team structures by early next year.

For any Hew-paq customer that thinks the sky is falling, fear not: those are only pellets, shot blindly into the air by a mob, falling harmlessly back to earth. Rather, users should stay focused on supporting their business, getting the best prices, and integrating and running their infrastructures. In my opinion, Hew-paq ultimately will make each of these goals more attainable and thereby make it easier, and not harder, to be an IT professional during this period of major change.

PETER BURRIS IS AN INDUSTRY ANALYST AND META GROUP RESEARCH FELLOW.

***************************************************************************

September 7, 2001 (Giga Web)

                                      -------------------
                                      FILING INFORMATION
                                        September 2001
                                             IDC #
                                           Volume: 1
                                          Tab: Markets
                                      -------------------

INTERNET INFRASTRUCTURE
HARDWARE

BULLETIN

                     HEWLETT-PACKARD ACQUIRES COMPAQ - AN
                      INFRASTRUCTURE HARDWARE PERSPECTIVE

           ANALYSTS: MARK MELENOVSKY, JEAN BOZMAN, VERNON TURNER, AND
                                 MARTIN HINGLEY
-------------------------------------------------------------------------------
                                   IDC OPINION

WHAT ARE THE PROS AND CONS OF THE ANNOUNCED HP ACQUISITION OF COMPAQ AND WHAT ARE THE IMPLICATIONS FOR THE IT INDUSTRY?

During IDC's Enterprise Server Vision conference on August 1st, one of the predictions for the upcoming year was massive "Exxon-Mobile like" consolidation in the enterprise infrastructure market. In IDC's opinion, the announced acquisition of Compaq by Hewlett-Packard represents the first major domino to fall in a series of acquisitions and mergers that will have to take place in the infrastructure market that will affect everyone from Cisco to Dell to Sun Microsystems to EMC. HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating. The nature of the infrastructure market is evolving and companies that want to play in this new world will have to alter their thinking radically to compete. HP's and Compaq's management recognize this fundamental change in market dynamics. The challenge will be whether they can restructure and execute rapidly enough to be successful.
-------------------------------------------------------------------------------

THE ANNOUNCEMENT

On Sept. 4, HP and Compaq jointly announced that they have agreed to merge, pending regulatory approval. Highlights of the announcement include the following:

o The stock-based transaction, valued at $25 billion, would combine the resources of HP (with $48.8 billion in annual revenues) and Compaq (with $42.4 billion in annual revenues. Compaq shareholders would receive 0.6325 shares of HP stock for every share of Compaq stock they already own.

o The resulting company would have $87 billion in annual revenues, provided those revenues do not erode as the two companies work to combine their operations and their product lines. IDC notes that HP is the entity for which the combined company would be named; IDC further notes that HP's market capitalization is $45.1 billion, while Compaq's is $20.9 billion. HP's reported profits for 2000 were $3.7 billion, while Compaq's reported profits were $0.6 billion.

o The deal can go forward only if the market capitalization is sufficient to make the merger economically attractive. If, on the other hand, the Compaq and HP stocks lose value in coming weeks, as the stock market reacts to the proposed merger, then the total value of the transaction will drop, as well.

o The combination of HP and Compaq was presented as a market-share threat to IBM, which until now has been the Number One server vendor worldwide, with a lead of more than 5 to 6 percent market share over the next closest server rival.

o HP's new structure would be based on four operating units, each of which would combine the two companies' go-to-market and product development plans and personnel.

o By combining the two firms, the merged company plans to realize savings of $2.0 billion in the first year of operation, growing to $2.5 billion annually by mid-2004. The savings would come through operational efficiencies, reduction of duplicated business activities and reductions in their combined workforce from the total of 145,000 employees that both firms employ today in 160 countries worldwide.

o The proposed merger is subject to approval by shareholders of both companies--and by governmental regulatory organizations. If approved, the transaction is expected to close sometime in the first half of CY 2002.

                                     - 2 -                                A IDC

IDC ANALYSIS

While the first 24 hour reaction by many financial and industry analysts has been negative, IDC warns that we should not be so quick to judge. IDC believes that analysts will begin to sober up from their `negative euphoria' over the course of the next few weeks. The proposed acquisition is one of the most important mergers in the history of the computer market and it has created significant shock waves through the industry. The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant. If the merger is approved, the HP/Compaq company would be a giant in servers, PCs, software and services. It would also beg the question of whether other large players, such as IBM, Sun, EMC, Dell, Fujitsu-Siemens and even Cisco should ally themselves with others in order to gain more critical mass in infrastructure hardware sales. As we move from a point product world to an integration and solution oriented world, this acquisition makes a considerable amount of sense. If the deal goes through, the impact will be huge, and the `turbulence' from this jumbo jet could overwhelm other, smaller vendors.

HOW DO YOU GROW IN A CONSOLIDATING MARKET?

In a market that is evolving and consolidating as fast as the infrastructure hardware market, companies that wish to compete have two options: They can grow vertically or they can grow horizontally. Hewlett-Packard tried to grow its business vertically last year by attempting to get into the professional services business with its failed acquisition of Price Waterhouse Coopers. Having missed that opportunity, the company opted to grow its revenue horizontally, with the announced acquisition of Compaq. One of the benefits of a horizontal strategy is the corporate culture in a similar company facing similar problems will be much easier to digest than a very different services organization like PWC. The acquisition provides the new company with a massive installed base of hardware and a formidable services organization to integrate and manage hardware solutions.

THE MERGER FROM AN IT INFRASTRUCTURE PERSPECTIVE

On September 4th, Hewlett-Packard and Compaq agreed to merge, creating an $87 Billion global technology entity. Together, the two companies would represent the largest single supplier of server hardware to the market. Based on annual 2000 server market data, the two companies represent 31% of the worldwide server market's factory revenue - far outpacing IBM's 23% share. While the announced acquisition entails a tremendous amount of consolidation and reorganization, the new company will represent a force to be reckoned with in infrastructure hardware market. It will represent a massive industry standard alternative that will, if executed correctly, compete toe to toe with IBM.

A IDC                                - 3 -

While both Hewlett-Packard and Compaq enjoyed strong revenue and market share growth in the server market during the period leading up to the end of 1999, the market share of the two combined companies has been stagnant to declining for the past year and a half (see figure 1). In the highly competitive and consolidating world of IT infrastructure hardware, this dynamic is forcing the two companies to increase revenue and reduce expenses through acquisition. Over the course of the last year, both Compaq and HP have been on a buying spree in order bolster their respective companies' position and to remain competitive. The merger of these two systems giants is a logical extension of a strategy already well under way at both organizations.



                                   FIGURE 1

      SHARE OF COMBINED HEWLETT-PACKARD AND COMPAQ FACTORY REVENUE (US$M)
               OF THE WORLDWIDE SERVER MARKET, Q2 1996 - Q2 2000

                   [GRAPH ILLUSTRATING TREND DESCRIBED ABOVE]


Source: IDC, 2001


THE HEWLETT-PACKARD - COMPAQ STRATEGY

Most of the executives designated to run the product and services divisions within the new HP are Hewlett-Packard veterans. In perhaps a nod to Compaq's worldwide leadership position in the Standard Intel Architecture Server (SIAS) market, however, Peter Blackmore, currently the executive vice president of Compaq's Sales and Service organization, has been given the responsibility of leading the new company's $23 billion IT infrastructure business. HP's new IT infrastructure business will encompass servers, storage, networking hardware and software. This division, if executed properly, will create a massive partner and channel for industry standard components, operating systems, services and independent

                                     - 4 -                                A IDC
software vendors - in effect creating an industry standard giant alternative for the infrastructure market.

The new HP will have to position itself in this light. It will have to convince its customers and partners that it can walk them through the upcoming period of change in the IT infrastructure market more cost effectively and more competently than IBM or any other total solution vendor. While it will be a daunting task, having a chance is better than no chance at all.

PROS

o The two companies will bring to bear an unprecedented installed base of IT hardware supported by a $15 billion services business with approximately 65,000 employees.

o The company currently maintains a truly massive channel and partner base in which to fulfill and support its existing and potential customers.

o The company will position itself as the industry standard solution flagship for the market. Velocity is key in this industry. A single entity that represents one of the largest consumers of memory, disk storage, processors, operating system licenses, LCD monitors and a host of other technology will help dictate the direction of the industry standard infrastructure market.

o While maintaining similar product lines, the two companies have very different strengths in specific vertical markets and different geographies. The merger helps fill in these holes across the entire market landscape.

o The acquisition may be just what is needed to shake up the established corporate culture at both organizations. Compaq's aggressive and largely PC oriented background has the potential to compliment HP's traditional engineering and technology heavy culture. Additionally, this acquisition forces a restructuring and re-purposing of the massive entrenched middle management of the combined organization at a pace and completeness that neither company was achieving alone.

o A lot of additional capital to acquire additional companies in the portion of the market where the value is going - software tools, integration and management services. It is a buyers market and the big acquisitions are just getting started.

CONS

o The new HP needs to undergo a considerable amount of restructuring in order to be competitive. For that matter, so did the old HP and the old Compaq. An $87 billion company may be more difficult to restructure than a $50 billion one.

o The new management team will have to move fast. In today's market environment, the new HP will have to eat on the run or get left behind by its competition.

A IDC                                - 5 -

o Very reliant on its partners for its success. A few missteps at Intel or Microsoft might ruin everything for the new HP.

o Nervous customers and channel partners. Hewlett-Packard needs to get feet on the street to limit the number of customers and partners that will jump ship over the course of the next 18 months.

The areas of product overlap will allow for operational efficiencies, and subsequent cost savings--but only if some very hard decisions are made to bring some of the products to end-of-life status in coming years. This will be a difficult dance with enterprise customers, since the specific products in question may be the very ones that they consider to be mission-critical. If the wrong products are discarded, large corporate IT organizations might decide to shop for a suitable, or "safe" alternative from other vendors.

LOTS OF WOOD BEHIND THE ITANIUM-SERVER ARROWHEAD

The new HP would be to Intel's Itanium microprocessor what IBM and Sun are to RISC microprocessors. This merger would result in a classic shoot-out at high noon over whether RISC or Itanium will prevail as the strongest microprocessor platform for enterprise servers. A merged HP/Compaq would be more effective at making Itanium an industry-standard platform for enterprise servers than two companies battling each other in the marketplace with competing advertising and marketing campaigns.

Both HP and Compaq had similar strategies in the Itanium space--and both had their own claim on a special relationship with Intel. Starting in early 1993, HP co-designed the Itanium architecture with Intel, and optimized its enterprise-oriented HP-UX Unix operating system for use on Itanium. More recently, Compaq decided to halt future development of its Alpha microprocessor line after the EV 7 generation, and to move all its enterprise servers to the Itanium platform by 2004. Compaq and Intel reached an agreement in July, and the two companies have already begun the process of "re-badging" more than 100 of Compaq's RISC and software-compiler engineers, moving them over to Intel as they completed their Alpha development tasks.

If the HP/Compaq merger is approved, then the combined company would be ready to launch three major operating systems on McKinley-based systems as soon as they ship in 2002: 64-bit Microsoft Windows 2000; HP-UX Unix (already a 64-bit operating system) and 64-bit Linux.

THE COMPETITIVE LANDSCAPE

While the short term prospects for companies like IBM, Sun Microsystems, Dell and Fujitsu-Siemens may look rosy, they shouldn't uncork the champagne just yet. If Hewlett-Packard can navigate the merger with Compaq quickly enough and drive efficiencies throughout its production supply chain, sales and services divisions, its competitors may be faced with a formidable

                                     - 6 -                                A IDC
end-to-end enterprise solutions company that can stand toe to toe with the best of them.

The competitive landscape of the infrastructure hardware market beyond an individual (and to an increasing degree, artificial) server, storage and networking hardware stovepipe perspective begins to get shaken up considerably. Figure 2, below, illustrates the worldwide market share of the infrastructure hardware market across the broad range of similar technology from switches and routers to servers and disk storage systems. The new HP could evolve to become the leading supplier of IT infrastructure, surpassing IBM and Cisco as the leading players.

                                    FIGURE 2
    WORLDWIDE MARKET SHARE OF REVENUE (US$M) IN THE INFRASTRUCTURE HARDWARE
                                  MARKET, 2000


               [PIE CHART SHOWING IBM AS HAVING 14%, CISCO 14%,
               COMPAQ 13%, SUNMICROSYSTEMS 11%, HP 10%, EMC 4%,
               AND OTHERS 34% OF ABOVE-ENCAPTIONED MARKET SHARE]


                              TOTAL: $140 BILLION

Source: IDC, 2001


It is when one views the infrastructure hardware market in its entirety that the merger and acquisition roadmap for the next few years begins to take shape. Surviving companies will have to position their businesses as total solution infrastructure suppliers, which offer all of the plumbing, storage and processing power as well as the services to deploy and integrate all of these products under one brand.

A successful HP/Compaq will cast an immediate shadow on companies like Dell and Sun Microsystems and a long term threat to companies like EMC and even Cisco. Even the possibility of a successful HP/Compaq will force these companies to accelerate their current restructuring and long term strategies in order to position themselves to compete effectively. It is largely because of this reason that IDC believes this acquisition represents only the first in a series


A IDC                                - 7 -
of mergers and acquisitions which will impact the market and the competitive landscape over the course of the next few years.

IMMEDIATE CHALLENGES FOR HP/COMPAQ

The most obvious issue concerning the merger is the wide level of overlap between the two companies' offerings. Only in the printer side could it be said that there is a significant difference in their portfolios. In the services area the two companies essentially compete in the same markets. The new company will need to work quickly to re-deploy its resources to widen its offerings in quite a number of areas. However, both companies are well used to reorganization in recent years.

Some of the issues to be addressed in coming months will be:

o HOW MANY OF THE EXISTING BRANDS WILL BE DROPPED? In the Standard Intel Architecture Server (SIAS) area the companies respectively have the Netserver and Proliant lines. While it is clear that the new company will operate as HP, it intends to retain some of the Compaq brands for its products (although it has not announced which ones). This makes sense since Compaq, on the whole, has better brand recognition for products such as the Proliant. Compaq has also spent two years promoting brands very strongly through advertising, sponsorship and other methods. It will be interesting to see how much of this investment will pay off following the creation of the new company.

o HOW CLEAR CAN THE ADVANCED SERVER LINE STRATEGY BECOME? Compaq's recently announced a fast track movement of its OpenVMS, Tru64 and Non Stop Kernel
  (NSK) operating systems quickly to the third generation IA64 chip. This essentially mirrors HP's decision to move its HP-UX and MPE-iX operating systems to the second-generation IA64 chip. Although this appears to be relatively clear, it will still be multiple years before the combined company will be able to walk away from PA and Alpha chips. It will certainly be a few more before it might be able to use a combined underlining architecture to support its five proprietary operating systems (if ever). It should be noted that the support and continued development costs for these platforms are likely to be a very high, especially through 2002/2003.

o HOW QUICKLY CAN THE INCREASINGLY CRITICAL SYSTEM MANAGEMENT LAYERS OF THE
  TWO ORGANIZATIONS BE INTERWOVEN? The rapid integration of HP's powerful OpenView enterprise-management framework and Compaq's investment in broadening its highly popular Compaq Insight Manager portfolio will be an important aspect of the merger. One of the key differentiators in today's infrastructure market is the ability to migrate expensive people-oriented services to less expensive software deployment and management tools for clusters of distributed servers, storage, and server blades. HP/Compaq have the tools to be an industry leader in this segment if they can put it together quickly.

                                     - 8 -                                A IDC

o DOES THE COMBINED COMPANY NEED BOTH HP-UX AND TRU64 AS UNIX OPERATING
  SYSTEMS? Probably not, although some customers would clearly have problems in moving from one platform to another, especially if they written their own code for corporate applications. No consolidation of the two companies' offerings is expected for some time yet.

o HOW QUICKLY WILL THE COMPANY BE ABLE TO DEVELOP END-TO-END SERVICES CAPABILITIES? The combination of the two services groups will certainly not create a business equal to IBM's Global Services group. Despite aspirations over the past few years, both companies lack the business consulting skills that are needed in many of the most high margin services markets today - hence HP's interest in acquiring PWC less than a year ago. It will be interesting to see how quickly the new company will be able to create a broader range of services - or whether it will remain in, essentially, the infrastructure services space.

A merged entity could offer up a very rich smorgasbord of products and services, indeed--something that IBM has been doing so effectively for the last two years. Over time, the duplication between the HP and Compaq offerings could be weeded out, reducing overall costs and administrative overhead.

Storage offerings from HP, including the Hitachi-built XP512 storage system, would join Compaq's StorageWorks line. HP's powerful OpenView enterprise-management framework would join Compaq's highly popular Compaq Insight Manager for managing clusters of distributed servers or local-area-networks. Both HP and Compaq have extensive service capabilities worldwide, but would be much stronger in competing with IBM Global services if they were to combine their resources to serve global customers.

However, a merged entity would have to be exceedingly careful not to kill off products "before their time," since enterprises develop strong dependencies on certain IT technologies that support mission-critical operations. Himalaya, for example, may not be widely used--but its strongest supporters include stock exchanges (the New York Exchange's SIAC back-office operation), airline reservations systems (the AMR Sabre system) and the worldwide funds-transfer trading system (including the S.W.I.F.T network). While it might be tempting to move the NonStop Himalaya line towards an end-of-life strategy, IDC believes a successful HP/Compaq will extend this products portfolio and reach into as many adjacent verticals and roles as possible.

CONCLUSION

It all comes down to execution.

Almost like the impoverished self-interested Scottish nobles in the movie Braveheart, systems companies have been fighting with each other for pieces of the market not addressed by the English King (played in this example by Big
Blue). The merger of Compaq and Hewlett-Packard represents one of the few potential competitors to

A IDC                                - 9 -

IBM's long standing leadership of the infrastructure hardware market. If Hewlett-Packard can organize itself and its partners quickly and effectively enough before getting run over by the oncoming mounted IBM knights, it will provide the market with a viable alternative to IBM's traditional leadership position and make for a much more competitive and customer focused market environment than we have today.

                                   - 10 -                                A IDC

Volume 2001,
Issue 11

4 September 2001

MARKET

THE ISSUE:
WHAT DOES
HP's ACQUISITION
OF COMPAQ MEAN
FOR EUROPE?

CONCLUSIONS
o  HP has emerged
   as the stronger
   partner
o  Expect (another)
   three years of
   painful transition
o  The channel must
   beg for an alterna-
   tive supplier
o  Compaq's country-
   centric approach
   will change

[canalys.com logo]

                             CHANNELS ANALYSIS

                               HP BUYS COMPAQ

Two companies with fallen share prices and CEOs under pressure have studied weakening market conditions and concluded that their best option is to combine forces. HP's acquisition of Compaq is the IT industry's most dramatic ever and represents a victory for Dell's PC price war strategy. European and US regulators must still approve the deal, and may demand concessions or introduce delays, but the industry must assume that a new company will emerge in mid-2002, and that one will disappear.

Combined, HP and Compaq have revenues roughly equal to IBM and hold market leadership positions in many hardware areas, from handhelds to PCs and printers. With both companies' ever-increasing focus on services, the new HP can justifiably claim to be a "complete" IT company. It will hope to join IBM in proving that a fully integrated company offers a better value proposition than "niche" competitors such as Sun, Lexmark, Dell or EMC.

But this deal is primarily about consolidation, not expansion. It is about removing costs from two companies that have been losing money in PCs, rather than entering new markets or developing solutions. Most of the cost savings will come from the computer hardware divisions, manufacturing sites, call centres, marketing and sales forces that can be combined and closed. Other savings will be made in the back-office functions that all companies operate, such as finance, IT, procurement, research & development and human resources.

The structure of the deal leaves no doubt that HP, not Compaq, has control. Carly Fiorina is the CEO and chairman, while Michael Capellas has the more nebulous position of president. The well-regarded Compaq name will be dropped in favour of the HP brand and the HQ will be in Palo Alto, not Houston (good news perhaps for Compaq EMEA employees that previously dreaded the posting to headquarters). HP shareholders will own 64% of the new entity and HP's CFO will retain his position.
-------------------------------------------------------------------------------
COMPAQ ACQUISITION -- THE KEY FACTS

o COMPAQ BRAND WILL DISAPPEAR

o HEADQUARTERS WILL BE IN PALO ALTO, CALIFORNIA

o HP SHAREHOLDERS WILL OWN 64%, COMPAQ 36%
  - VALUES COMPAQ AT $25bn
  - BRINGS TOGETHER NUMBERS 2 AND 3 IN WW PC INDUSTRY
     - REPLACES DELL AS NUMBER ONE

o DEAL IS EXPECTED TO CLOSE IN FIRST HALF OF 2002
  - SUBJECT TO REGULATORY APPROVAL

o IN LAST FISCAL YEAR REVENUES OF HP WERE $47bn,
  COMPAQ $40bn, IBM $90bn, DELL $8bn, SUN $18bn

o EXPECTS $2.5bn SAVINGS BY MID-2004
  - 15,000 JOB LOSSES, AROUND 10% OF COMBINED WORKFORCE
  - MANUFACTURING/CALL CENTRES WILL NEED TO MERGE

-C- COPYRIGHT 2001, CANALYS.COM LTD, ALL RIGHTS RESERVED VOLUME 2001, ISSUE 11

LINES OF BUSINESS AND KEY PERSONNEL

o CARLY FIORINA WILL BE CHAIRMAN AND CEO

o MICHAEL CAPELLAS WILL BE PRESIDENT
  - FOUR OTHER COMPAQ EXECUTIVES WILL JOIN HP BOARD

o ROBERT WAYMAN WILL REMAIN HP CFO

o $20bn IMAGING AND PRINTING BUSINESS
  - LED BY VYOMESH JOSHI, PRESIDENT, IMAGING & PRINTING SYSTEMS, HP

o $29bn ACCESS DEVICES BUSINESS
  - DESKTOP, NOTEBOOKS AND HANDHELDS
  - LED BY DUANE ZITZNER, PRESIDENT, COMPUTING SYSTEMS, HP

o $23bn IT INFRASTRUCTURE BUSINESS,
  - SERVERS, STORAGE AND SOFTWARE
  - LED BY PETER BLACKMORE, EXECUTIVE VP, SALES & SERVICES, COMPAQ

o $15bn SERVICES BUSINESS
  - APPROXIMATELY 65k EMPLOYEES IN CONSULTING, SUPPORT & OUTSOURCING
  - LED BY ANN LIVERMORE, PRESIDENT, HP SERVICES
-------------------------------------------------------------------------------

"THIS ACQUISITION DOES VIRTUALLY NOTHING TOWARDS THIS STRATEGY, SINCE SERVICES WILL STILL ONLY REPRESENT 19% OF THE NEW COMPANY'S BUSINESS, AGAINST 41% FOR IBM.


UNDER NEW MANAGEMENT

HP's dominance is apparent in the senior managers already appointed. Five of the seven positions named so far have gone to HP managers. Of the four new business units - imaging and printing, access devices (desktop, notebook and handhelds), IT infrastructure (servers, storage and software) and services - three are to be run by HP staff. Surprisingly, the access business unit will be run by an HP manager, despite the fact that Compaq's revenues are double HP's in this area. Also, Compaq's and HP's services businesses are of similar size, so the Compaq team will be disappointed to have lost out on this appointment as well. Will these senior HP staff go for the known quantity of the existing HP managers in Europe, or will they favour the Compaq staff in an effort to appear fair?

Compaq and HP products overlap in many areas - notably PCs, servers and storage
- and choices must be made about which ranges will survive. In areas such as printing and imaging HP clearly leads, meaning that the high-volume Lexmark OEM deal with Compaq will be a casualty. Compaq has the dominant product ranges in desktops, notebooks, Intel servers and handhelds so HP will almost certainly be required to show vision and discontinue its own offerings in these areas, despite the years of hard work that went into building these substantial businesses. In Unix servers both vendors are committed to moving to industry standards and an Itanium-based roadmap, so the merger of these ranges should be one of the most straightforward. HP is the clear leader in networking, but in storage Compaq is equally strong and both are performing well: expect this to be one of the major internal battlegrounds.

In recent months, both companies have sought to emulate IBM Global Services and have talked of increasing their services businesses, especially in professional services and outsourcing. This acquisition does virtually nothing towards this strategy, since services will still only represent 19% of the new company's business, against 41% for IBM. Furthermore, 40,000 of the 65,000 services staff in the new company will be involved in low value-add product support services. The combination of two sub-optimal services operations is likely to be poorer than what went before.

THE YEAR OF LIVING DANGEROUSLY

It will be at least nine months before the new company is able to operate as a single entity. During this period it will be the duty of both companies to compete fiercely against each other. Communication to external partners (and internal staff, for that matter) is destined to be chaotic during this period. Will HP staff be sending channel partners and customers the same messages as Compaq? Previous experience indicates that it takes up to three years for an integration of this magnitude to really start acting in a unified manner.

Large companies will be reluctant to commit to buying either HP or Compaq products during the period before the merger is confirmed. How can they evaluate a product range when they can have no assurance that it will be continued after the acquisition? Given that most staff will be focused on internal issues, such as keeping their jobs, they are unlikely to have all the correct arguments for the customers. A scenario where an HP salesperson says that the Compaq range is sure to be discontinued, while a Compaq salesperson says the opposite, seems a certainty. The natural result is that existing customers will either postpone decisions until after the dust has settled, or they will switch to a competitor. New, large customers will not begin considering either vendor for at least twelve months. This gives Dell, Sun and others great short-term opportunities to win new business. They should move quickly and aggressively to exploit uncertainty. In the medium term, if the stock market values the new HP positively then these

-C- COPYRIGHT 2001, CANALYS.COM LTD, ALL RIGHTS RESERVED  VOLUME 2001, ISSUE 11
                                                                         page 3
smaller niche vendors, who are also struggling during the industry downturn, will face intense investor pressure to undertake mergers of their own.

THE IMPLICATIONS FOR THE CHANNEL

HP and Compaq are the number one and two suppliers to the vast majority of Europe's resellers - large and small, volume and value. This acquisition could well be catastrophic for the European channel, which is already having to survive on wafer-thin margins and cope with stagnant demand. In merger situations one-plus-one never equals two. The combined company will provide less revenue for the channel than the two companies did separately. Revenue streams can be replaced though, and Canalys expects most resellers to begin the search for a second supplier almost immediately. This presents the best opportunity in years for Fujitsu Siemens, IBM, Toshiba, Sony and Acer to build quickly a stronger European channel. Since most of the companies are struggling for PC profits themselves, it will require resolve and determination to take full advantage. HP's printer competitors - Lexmark, Xerox, Minolta, Canon and Epson - will also be looking to benefit from any confusion.

The real disaster for the channel, however, is not so much the potential loss of revenue but the consolidation of the HP and Compaq channel marketing programs, which have been consistently better managed than those of the competition. The co-op funds provided by these two vendors have made the difference between survival and collapse for many of Europe's 40,000-plus resellers. Almost overnight, one of these "pots of gold" will now disappear for distributors and corporate resellers (a cost-benefit of the merger for the new HP). These co-op funds will not be replaced, and bankruptcies, as well as mergers, among the channel are an inevitable consequence.

Compaq and HP rank third and fourth in the PC retail sector in Europe behind Packard Bell and FSC. The acquisition will have less impact here than in the US, where their combined share is more than 50%, but it still represents a loss of choice at a time when retailers are experiencing extreme pain. Compaq's name will now be added to the list of PC brands that have exited retail.

Today's press release referred to the new company's potential to "make savings from improved direct distribution of PCs and servers". In the US, Compaq sells up to 70% of its corporate PCs direct. A common mistake for the US managers at both companies is to forget that channels in Europe are different and that the vast majority of their business here remains indirect. The channel management teams at both Compaq and HP must, once again, put a great

                       POTENTIALLY A GLOBAL POWERHOUSE

                 ACCESS DEVICES                   IT SERVICES
                       #1                             TOP 3

                     SERVERS                         STORAGE
                       #1                             TOP 3

                IMAGING & PRINTING             MANAGEMENT SOFTWARE
                       #1                             TOP 3

          [THREE PIE CHARTS. THE FIRST ILLUSTRATES HP's SOURCES
          OF REVENUE: ENTERPRISE AS 19%, SERVICES AS 19%, ACCESS
          AS 21%, AND IMAGING AND PRINTING AS 41% OF A TOTAL
          $47 BILLION. THE SECOND ILLUSTRATES COMPAQ's SOURCES
          OF REVENUE: SERVICES AS 18%, ENTERPRISE AS 34%, AND ACCESS AS 48% OF A TOTAL $40 BILLION. THE THIRD ILLUSTRATES COMBINED SOURCES OF REVENUE: ENTERPRISE AS 26%, SERVICES AS 19%, ACCESS AS 33%, AND IMAGING AND PRINTING AS 22%
          OF A TOTAL $87 BILLION.]

SOURCE: HP/COMPAQ. DATA BASED ON LAST FOUR QUARTERS

"THE REAL DISASTER FOR THE CHANNEL, HOWEVER, IS NOT SO MUCH THE POTENTIAL LOSS OF REVENUE BUT THE CONSOLIDATION OF THE HP AND COMPAQ CHANNEL MARKETING PROGRAMS, WHICH HAVE BEEN CONSISTENTLY BETTER MANAGED THAN THOSE OF THE COMPETITION."

-C- COPYRIGHT 2001, CANALYS.COM LTD, ALL RIGHTS RESERVED VOLUME 2001, ISSUE 11 deal of their energy into reassuring the channel in Europe that they will remain loyal. They must continuously remind their respective worldwide management teams of the need to act appropriately in local markets.

THE EUROPEAN STRUCTURE WILL CHANGE

Canalys believes that, culturally, HP and Compaq should fit well together. Their employees are largely of similar age groups and both companies have done a great job in ensuring that Europeans of various nationalities run their European operations. They would be wrong, however, to think that their business models are identical.

Compaq's goal has been to create a country-centric model, where the country managers have primary responsibility for profit and loss in their respective regions. They have the power to set local prices, implement channel initiatives and negotiate contracts. They can even define their own organisational structure. Compaq's EMEA organisation has the role of liaising between the countries and Compaq in Houston, but it also has responsibility for the overall European results and for pan-European marketing communications. This is the organisation that can appoint and replace the heads of countries. Within Compaq EMEA there are also business units, which have representatives replicated through the countries. The business units are subservient to the country operations.

HP is almost the exact opposite. The primary structure of the organisation is based around business units, each of which has a powerful European head. There are also two pan-EMEA sales forces replicated through the countries. The role of the HP country manager is one of coordination, rather than of business responsibility. The strength of this structure is the ability to implement consistent pan-EMEA programs, the disadvantage can be that co-operation across business units is sometimes lacking.

Whichever structure the new HP chooses for Europe, and the HP structure must be the favourite, it will result in a completely different way of working for the employees of the other organisation.

Will the European headquarters be in French- or German-speaking territory? Compaq is split between Munich and Zurich while HP is administratively in Geneva, with the business units in Bristol, Boblingen and Grenoble. Geneva must be the favourite, completing a strange circle for some Compaq employees that takes them back to the former home of Digital.

There are many difficult decisions to make. Corporate and channel sales forces will go through a painful integration. Management may be disappointed when they discover that presenting one face to a customer can be impossible when representing a $90 billion organisation. Manufacturing sites will be closed, with Compaq's higher volumes making some of the HP sites look vulnerable. The new HP must ensure it benefits fully from Compaq's many strengths; three examples being the clear superiority of the compaq.com web site, its call centres and its press and analyst relations.


--------------------------------------------------------------------------------

CANALYS - EXPERT ANALYSIS FOR THE HIGH-TECH INDUSTRY


Canalys provides blue-chip technology companies with continuous           100 Longwater Avenue
research and analysis relating to European channel, mobile,               GreenPark
e-business and IT marketing issues. It advises on corporate and           Reading
marketing strategy; conducts competitive analysis and undertakes          Berkshire
confidential consulting projects of all sizes.                            RG2 6GP
                                                                          United Kingdom

Advice is delivered through written reports, face-to-face meetings,       e-mail:      info@canalys.com
telephone support and conference presentations. Clients may access        web:         www.canalys.com
all service material on the web and may call our analysts directly with   telephone:   +44 (0) 118 945 0173
enquiries on the topics we cover.                                         fax:         +44 (0) 118 945 0186

--------------------------------------------------------------------------------

The content of this report represents our interpretation and analysis of information generally available to the public or released by responsible individuals in the subject companies, but is not guaranteed as to accuracy or completeness. It does not contain information provided to us in confidence by the industry. You are free to circulate this complete document to colleagues within your organisation, but not to third parties. If you wish to use this material, in whole or in part, in a public forum then you must receive prior written approval from canalys.com.

-C- COPYRIGHT 2001, CANALYS.COM LTD, ALL RIGHTS RESERVED  VOLUME 2001, ISSUE 11

LONDON, 04TH SEPTEMBER 2001. FROST & SULLIVAN, THE INTERNATIONAL MARKETING CONSULTING COMPANY, ARGUE THAT THE MERGER BETWEEN HP AND COMPAQ SHOULD BE SEEN AS NECESSARY, BUT DANGEROUS.

The necessity for this deal lies in the analysis of the dynamics of the PC market. In 2001, the total PC market has contracted for the first time. Dell took advantage of these deteriorating market conditions to launch a price war based on their manufacturing efficiency. Compaq and HP's inability to compete on price with Dell, has left them both suffering significant falls in their market share.

"Big has always been perceived as beautiful in the PC market," says Andrew
Ball, Research Analyst at Frost & Sullivan. "The dominant manufacturer is in the position to drive downwards the costs of their suppliers. Thus, HP and Compaq found themselves facing a vicious circle. Market share loss contributes to difficulty obtaining the best deal with suppliers. The resulting pressure on prices, in turn, leads to further market share loss. The merger between the two companies is the only way to escape this quagmire."

Ball continues: "The danger in this deal is the result of two faultlines. First of all, the difficulty of achieving the integration between the two companies needs to be hurdled. This will be one of the most complex mergers ever undertaken in a market environment that is particularly challenging. This market's landscape means that the margin for error in managing the integration is minimal. If the new HP fails to meet the efficiencies that they have publicised, the company will not be given the benefit of the doubt by shareholders and users."

The second faultline is that it leaves the new HP still dependent on a PC market whose current key trends are pricing pressure and a decline in unit sales. The company's largest single combined revenue stream at $29bn is tied to a market in decline. At the same time, the growth market of IT services is still as distant as ever for the combined company. Compaq's much trumpeted transition from a hardware company to a service company has barely begun. Whilst Compaq has achieved 23% of revenue from services, many of these services involve basic support and maintenance. This is business with a low price margin and is quite different to the high value consulting that attracted HP to PriceWaterhouseCoopers.

Therefore, it is clear therefore that even if the new HP is able to achieve the efficiencies that it is seeking, this will only be of value if it can channel the freed resources into faster growing markets. It is difficult to imagine a more challenging scenario. Frost & Sullivan present their perception of a best case and worst case scenario below. If the new HP is closer to the best case than the worst case scenario, it will deserve all the plaudits that it gets.

BEST CASE

The merger is tough, but economies of scale and synergies in R&D, procurement, marketing and administrative spending pay off and lead to better margins within two years. Dell cannot sustain their price war against the new HP, and is marginalised in niche US markets. The new HP emerges as the leader in hardware and uses the margin of safety that it enjoys in hardware to manage its shift into higher value services.

WORST CASE

The merger is never finalised as a result of a clash of cultures between the two companies and differing production models. The new company has to cut more staff than expected to stay afloat, sending staff morale plummeting. The share price tumbles and investors demand radical action lowering staff morale still further. Dell, disciplined and solitary, cleans up in the PC space and IBM continues to lead in high-value IT. The new HP ends up in the purgatory of a half-finished merger when confidence and funding finally run out. Their hardware business collapses and competitors buy up the chunks that remain.

For further commentary, please contact Frost & Sullivan's Public Relations team on +44 (0)20 7343 8376 or visit the company's website on http://www.frost.com

TBR
TECHNOLOGY BUSINESS RESEARCH

                        COMPUTER BUSINESS QUARTERLY-SM-


                                 HEWLETT-PACKARD
                            PURCHASES COMPAQ COMPUTER



Publish Date:  Sept. 4, 2001             Author:  Lindy Lesperance, CBQ Director
                                           Content Editor:  Dave Mack, President


It was three and a half years ago that Compaq announced it would purchase Digital Equipment Corp., an acquisition valued at $9.6 billion and, at the time, the largest acquisition in the history of the computer industry. This time it is Compaq that is the one being swallowed in an acquisition valued at $25 billion. Based on the last four reported quarters, the new Hewlett-Packard would have revenue of $87 billion and operating earnings of $3.9 billion. The merger is expected to close in the first half of 2002. Assuming the new company can execute on planned cost-cutting measures, $400 million will be saved in 2002, $2.0 billion in 2003 and $2.5 billion in 2004. Cost synergies are expected to come from product rationalization; overlap in administration, procurement, manufacturing and marketing; and savings from increased direct distribution of PCs.


The new company will be structured around four operating units with the follow annual revenues:

   o Imaging and Printing ($20 billion)
   o Access Devices ($29 billion)
   o IT Infrastructure (servers, storage, software) ($23 billion)
   o Services ($15 billion)

                         THE NEW HP REVENUE SEGMENTATION

                   [PIE CHART SHOWING SERVICES AS 17%, IT
                   INFRASTRUCTURE AS 26%, ACCESS DEVICES
                   AS 34%, AND IMAGING AND PRINTING AS 23% OF
                   ABOVE-ENCAPTIONED HP REVENUE]


Undoubtedly, the goal of the acquisition is to create an organization that more closely resembles IBM's business mix. IBM's business model has proven to be diversified, yet focused enough to withstand the current economic slowdown better than any of its competitors. However, in comparing the revenue streams of the new HP to IBM, it is clear that HP is still a company very dependent on PCs (34% of revenue) versus IBM (18%). Additionally, services are at only 17% of revenue while global services and financing at IBM accounts for 41% of the business.


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE


                            IBM REVENUE SEGMENTATION

                   [PIE CHART SHOWING SOFTWARE AS 14%, GLOBAL
                   SERVICES AS 41%, ENTERPRISE SYSTEMS AS 13%,
                   PERSONAL SYSTEMS AS 18%, TECHNOLOGY AS 12%,
                   AND ENTERPRISE INVESTMENT AS 2% OF ABOVE-
                   ENCAPTIONED IBM REVENUE]


WHAT IS HP BUYING?

   o Market share (becomes No. 1 in PCs, servers, printers, and handhelds).
   o Becomes a stronger player in storage and services.
   o Creates an organization that rivals IBM in revenue and breadth of products, services and solutions.
   o Can leverage Compaq's historically strong alliance partnerships (Microsoft, Intel and Oracle).
   o Design more efficient business model as the companies can effectively integrate their PC businesses and cut back on redundant operations.

WHAT DOES THIS MEAN FOR MANAGEMENT?

The new HP management team will be heavily weighted with HP executives versus Compaq.

   o Carly Fiorina of HP - CEO
   o Michael Capellas of Compaq - President
   o Vyomesh Joshi of HP - Printing
   o Duane Zitzner of HP - Access Devices (PCs, handhelds, etc.)
   o Peter Blackmore of Compaq - IT Infrastructure
   o Ann Livermore of HP - Services

At first glance, there appears to be some complementary skill sets between Fiorina and Capellas. Fiorina has been praised for her vision and criticized for her lack of execution, while Capellas has been praised for operational skill but chided for a lack of vision. However, neither of these executives has demonstrated that they have the capability or the experience to manage an integration of this magnitude. Additionally, we believe at least one of these executives will likely leave the new company within one to two years. Fiorina has been driving toward a large acquisition for HP, with her first attempt being the failed bid for PricewaterhouseCoopers. Fiorina joined HP after rising through the ranks of Lucent Technologies, and there is a possibility that she leverage this monumental acquisition as a steppingstone to her next opportunity, leaving the execution of the merger for others.


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE

WHAT DOES IT MEAN FOR PRODUCT DIVISIONS?

There is undoubtedly a significant amount of product overlap in the computing divisions of HP and Compaq. The most significant areas of redundancy are:

   o Desktops (business and consumer)
   o Portables (business and consumer)
   o PC servers
   o Storage
   o Handhelds
   o UNIX servers

While there were no comments made about what specific brands will be the survivors in the product line rationalization, HP did say it would not kill brands that are leaders in their markets. Clearly, we would expect the Compaq ProLiant server, Tandem, and iPAQ brands to continue. In the UNIX server segment, we might expect the companies to continue with HP's branding or alternatively develop a new brand that would help convey the focus on Itanium-based solutions. In the commercial PC space, the decision on branding will be more difficult. While Compaq has better sales and brand acceptance than HP, Compaq is in the midst of a brand transition, moving all its commercial portable, desktop, workstation and thin-client sub-brands to the single sub-brand Evo. We believe the easiest solution to this problem would be for the new HP to leverage the R&D Compaq has invested in its new product lines and adopt Evo as the brand for the new company.

                   2000 REVENUE BY PRODUCT SET (IN $ MILLIONS)


                                  Compaq             HP              Combined
Tandem Products                   1,801                              1,801
Services                          7,405             7,070           14,475
AlphaServers & HP UNIX            1,411             4,469            5,880
Enterprise Storage                1,898             1,367            3,265
PC Servers/Options                9,190             2,187           11,377
PCs                              16,042             9,620           25,662
Portable PCs                      4,674             1,378            6,052
Software                                            1,939            1,939
Printing & Imaging                                 20,575           20,575
Other & Eliminations                (68)            1,298            1,230
Total Revenue                    42,353            49,903           92,256
----------
Note: Based on company reporting and TBR estimates.
HP segment revenue excludes eliminations of intercompany accounts and transactions.

WHAT DOES THIS MEAN FOR THE SERVICES ORGANIZATION?

One area of focus for both Compaq and HP has been to grow its services and consulting businesses. The merger between HP and Compaq means that the sixth and seventh largest IT services companies will form the world's third-largest professional services provider, with an annual revenue of $15 billion. The services division of the new entity, with approximately 65,000 employees in consulting, support and outsourcing, will be led by Ann Livermore, currently president of HP Services. The two companies will still be left with their prior problems, and the same can be said about the services arm. Important alliances will likely be placed on hold, like the recent partnerships between HP and PricewaterhouseCoopers, and HP and Accenture. TBR expects the services arm will be temporarily paralyzed until this merger gets the final regulatory approvals, like the rest of the company, with the difference being that HP competitors in this segment are still experiencing growth, unlike the hardware competitors on the other side of the business.


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE

WHAT DOES THIS MEAN FOR END USERS?

The merger of HP and Compaq raises several issues that will be of importance or concern to end users. Potential concerns include:

   o Product support in general and particularly for discontinued product lines.
   o Product line commitment (e.g. Compaq's Tru64 UNIX or OpenVMS).
   o Technology and product leadership as management's attention is diverted to integration.
   o Financial viability of the new PC organization given shrinking market share of both HP and Compaq in current environment.
   o Expertise migration as HP/Compaq employees look for new opportunities due to uncertainty and confusion surrounding integration. This could affect the quality of services as well as create potential shortages of product, people and support.

While the merger means fewer players in the market and less choice for end users, it should also pose the opportunity for customers to cut attractive deals with all vendors as they compete for market share. We expect Dell to respond to the merger announcement with even more aggressive pricing than we have seen previously.

WHAT DOES THIS MEAN FOR COMPETITORS?

DELL

   o Dell is no longer the worldwide or U.S. leader in market share. It faces a competitor in the PC business that can much better leverage economies of scale, if the new company can execute effectively. However, integrations on a scale of the HP/Compaq deal create huge opportunities for customer confusion and uncertainty.

Brooks Gray, TBR's senior analyst covering Dell, believes HP's potential acquisition of Compaq will open the door for Dell to gain more market share in the commodity PC product segments. Both companies have been losing ground to Dell in the market share race during the last three years. Dell's cost structure and sales channel strategy has been far superior and will continue to be so while HP and Compaq attempt a complex infrastructure integration. To Dell's advantage, the new entity's management will be consumed by the consolidation and streamlining of various product groups. This process will involve an internal focus on staff reductions and the discontinuation of overlapping product lines that could create a window of opportunity for Dell. Dell's efficiency levels already lead the industry, so Dell management is focused externally on client acquisition. In addition, consumers may begin to experience a blurred perception of the Compaq/HP brands. This confusion could redirect consumers to more stable brands such as those of IBM and Dell. Compounding the scenario, HP and Compaq's product introductions may begin to lag Dell's and service/support levels could falter as tech-support representatives undergo new training on unfamiliar product lines. The net result: Advantage Dell in the desktop and notebook markets.

In the server and storage markets, Compaq and HP will become a much stronger force than Dell. The consolidated company will be able to offer higher-end server and storage products with a far larger service organization for support. HP/Compaq and IBM will own the glass house (mainframe-level environments) and Dell will have trouble exposing any of their weaknesses that would give its own solutions an edge up. Dell's enterprise-level product and service portfolio has not been proven in the high-end, mission-critical environments, while Compaq and HP have been established players in this market for years. The new company will be able to expose Dell's weaknesses, which is a scenario Dell has yet to face against these particular competitors. However, the integration of Compaq and HP's enterprise organizations will take time before the benefits positively impact sales. In the near term, the integration may even concern end users to the point where they redirect purchases to IBM, Dell or Sun. The net result:
Playing field is still level for Dell in the near term, but HP/Compaq will have the advantage if integration is successful 12 months to 24 months from today.


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE

IBM

   o This is a huge opportunity for IBM to leverage both its high-end and global capabilities. Compaq and HP are attempting to create an organization that is competitive with IBM. Clearly, IBM has the opportunity to convince customers to choose the real thing over a newly merged organization whose performance is not proven.
   o There is a risk that IBM will fall victim to aggressive market share attacks by Dell as Dell sees this as an opportunity to target both HP/Compaq and IBM customers.

SUN

   o This is an immediate opportunity for Sun due to merger process, particularly given that there is already confusion in Compaq's AlphaServer installed base due to discontinuation of Alpha.
   o HP/Compaq puts Sun at a disadvantage from services and solutions perspective.
   o When the market shifts and Sun needs to interoperate with Itanium, Sun may be at a disadvantage from HP/Compaq

WHAT ARE THE RISKS TO THE NEW COMPANY?

   o Compaq and HP customers turn fence sitters, stalling product purchases to ensure the products they choose are not discontinued.
   o Deal doesn't close for six to nine months. May be difficult to manage the need to price aggressively against Dell with the need to balance revenue and profitability to satisfy stockholders as the deal waits for closing
   o Estimate of a loss of 5% of pro forma revenue is optimistic. Compaq and HP have already experienced strong double-digit declines in their revenue streams. Particularly in the PC business, this deal creates more opportunity for competitors to target the installed base.
   o Competitors such as IBM or even Dell could cozy up to HP/Compaq channel partners. Increased direct sales are stated as one of the areas the new HP will look to for profitability improvements. Channel partners may perceive they will face increased competition from the new company and will be uncertain as to what products will make up the merged company's product set in future.
   o New HP inadvertently brings competitors into accounts. Many end users like to work with at least two hardware vendors (particularly in the PC market) so that they can play one vendor off another to receive the best price. Where some customers had previously looked at a Compaq versus HP purchase, they will now likely add either IBM or Dell to their consideration list.
   o Aggressive campaigns from Dell, IBM, Sun and EMC to cherry pick the HP/Compaq installed base both prior to and following the merger.

When companies such as HP and Compaq look to accomplish a merger of such huge proportions, the hope is that the end result will be a company that is stronger than the pieces that created it. However, this is not always the case. The customer base gets spooked, integration takes a significant toll on management resources and employee morale and retention suffers. There are many risks to a merger of this magnitude and historically these deals have proven to not deliver on the revenue or the shareholder value that is promised. Both Compaq and HP currently face significant challenges in their businesses. Commoditization and consolidation have wreaked havoc on Compaq's market segments amidst a slow economy, with Dell gaining significant share in PCs and PC servers which together continue to make up more than half of Compaq's revenue. HP has been challenged to curtail revenue and profit declines while maintaining and executing the long-term focus of enhancing storage, software and services offerings. Essentially, Dell has been able to drain both companies' PC businesses of all profit. This has made it extremely difficult for both companies to focus on expansion in higher-margin, faster-growing market segments such as services and storage, while attempting to address internal cost structure issues within their other operating units. Integration only makes addressing these issues more difficult and complicated. Mergers and integrations are always easier to implement when the companies are executing well in their given markets and this is certainly not the case with either HP or Compaq. Compaq learned this lesson the hard way when it acquired Digital three years ago at a time when its PC business was in disarray, and we expect to watch HP go through the same struggle as it attempts to ingest Compaq.


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE

*** Restated from 1Q98 and beyond

HEWLETT-PACKARD AND COMPAQ
CONSOLIDATED STATEMENT OF INCOME
(in thousands except share data)

Calendar Year                            April '00        July '00     October '00     January '01       April '01
Fiscal Year                                   2Q00            3Q00            4Q00            1Q01            2Q01            2000
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                           $   22,155,000  $   23,018,000  $   24,789,000  $   21,145,000  $   20,060,000 $    91,148,000
Cost of Sales                       $   16,336,000  $   16,835,000  $   18,427,000  $   15,808,000  $   15,302,000 $    67,271,000
GROSS PROFIT                             5,819,000       6,183,000       6,362,000       5,337,000       4,758,000      23,877,000
SG&A                                $    3,338,000  $    3,257,000  $    3,666,000  $    3,373,000  $    3,279,000 $    13,427,000
R&D                                 $    1,025,000  $    1,045,000  $    1,082,000  $    1,037,000  $    1,037,000 $     4,115,000
OPERATING INCOME                         1,456,000       1,881,000       1,614,000         927,000         442,000       6,335,000
Restructuring & Related Changes                  -               -          86,000         249,000         493,000          86,000
Interest Income and Other, Net             170,000         196,000       1,976,000        (312,000)        106,000       2,403,000
EARNINGS FROM CONTINUING OPS
  BEFORE TAXES                           1,626,000       2,077,000       3,504,000         366,000          55,000       8,652,000
Provisions for Taxes                       426,000         538,000         (40,000)        123,000         (19,000)      1,342,000
Net Earnings from Discont Ops (Net)        119,000          17,000               -          23,000               -         136,000
Net Earnings of Continuing Ops      $    1,319,000  $    1,556,000  $    3,544,000  $      266,000  $       74,000 $     7,446,000
Gain/Loss Extraordinary Item        $            -  $            -  $            -  $            -  $            - $             -
NET EARNINGS                        $    1,319,000  $    1,556,000  $    3,544,000  $      266,000  $       86,000 $     7,446,000
Net Earnings per Share of
  Common Stock                                0.34            0.41            0.94            0.07            0.02            1.97
Common Shares Oustanding             3,844,000,000   3,814,000,000   3,754,000,000   3,708,000,000   3,675,000,000  15,195,000,000

AS A PERCENTAGE OF REVENUES
Net Sales                                   100.0%          100.0%          100.0%          100.0%          100.0%          100.0%
Cost of Sales                                73.7%           73.1%           74.3%           74.8%           76.3%           73.8%
GROSS PROFIT                                26.26%          26.86%          25.66%          25.24%          23.72%          26.20%
SG&A                                         15.1%           14.1%           14.8%           16.0%           16.3%           14.7%
R&D                                           4.6%            4.5%            4.4%            4.9%            5.2%            4.5%
OPERATING INCOME                              6.6%            8.2%            6.5%            4.4%            2.2%            7.0%
Interest Income and Other, Net                0.8%            0.9%            8.0%           -1.5%            0.5%            2.6%
EARNINGS FROM CONTINUING OPS
  BEFORE TAXES                                7.3%            9.0%           14.1%            1.7%            0.3%            9.5%
Provisions for Taxes                          1.9%            2.3%           -0.2%            0.6%           -0.1%            1.5%
NET EARNINGS                                  6.0%            6.8%           14.3%            1.3%            0.4%            8.2%

YEAR-TO-YEAR CHANGE
Net Sales                                   111.9%          123.1%          118.2%           -0.2%           -9.5%
Cost of Sales                               123.8%          132.2%          127.4%            0.9%           -6.3%
GROSS PROFIT                                 84.4%          101.6%           95.2%           -3.2%          -18.2%
SG&A                                        105.0%           96.1%          110.8%            6.5%           -1.8%
R&D                                          61.9%           68.8%           76.8%            7.7%            1.2%
OPERATING INCOME                             62.7%          139.0%           77.6%          -33.0%          -69.6%
Interest Income and Other, Net               14.1%           23.3%         1958.3%         -611.5%          -37.6%
EARNINGS FROM CONTINUING OPS
  BEFORE TAXES                               55.7%          119.6%          248.7%          -74.7%          -96.6%
Provisions for Taxes                         53.2%          115.2%         -116.3%          -70.6%         -104.5%
NET EARNINGS                                 43.7%           82.4%          366.3%          -74.1%          -93.5%

SEQUENTIAL QUARTERLY CHANGE
Net Sales                                     4.6%            3.9%            7.7%          -14.7%           -5.1%
Cost of Sales                                 4.2%            3.1%            9.5%          -14.2%           -3.2%
GROSS PROFIT                                  5.6%            6.3%            2.9%          -16.1%          -10.8%
SG&A                                          5.4%           -2.4%           12.6%           -8.0%           -2.8%
R&D                                           6.4%            2.0%            3.5%           -4.2%            0.0%
OPERATING INCOME                              5.2%           29.2%          -14.2%          -42.6%          -52.3%
Interest Income and Other, Net              178.7%           15.3%          908.2%         -115.8%         -134.0%
EARNINGS FROM CONTINUING OPS
  BEFORE TAXES                               12.5%           27.7%           68.7%          -89.6%          -85.0%
Provisions for Taxes                          1.9%           26.3%         -107.4%         -407.5%         -115.4%
NET EARNINGS                                 28.4%           18.0%          127.8%          -92.5%          -67.7%


--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.

                COMPUTER BUSINESS QUARTERLY-SM- INITIAL RESPONSE

HEWLETT-PACKARD AND COMPAQ
CONSOLIDATED BALANCE SHEETS
(in thousands)

Note: 3Q99 to 1Q00 excludes Agilent


Calendar Year                                 April '00        July '00     October '00     January '01       April '01
FISCAL YEAR                                        2Q00            3Q00            4Q00            1Q01            2Q01
ASSETS
CURRENT ASSETS
Cash and Equivalents                        $ 6,249,000     $ 7,769,000     $ 5,984,000     $ 4,939,000     $ 7,435,000
Short-Term Investments                          225,000         210,000         592,000         555,000         563,000
Accounts Receivable                         $14,994,000     $15,808,000     $16,960,000     $15,979,000     $14,844,000
Inventory                                   $ 7,333,000     $ 7,990,000     $ 7,860,000     $ 8,118,000     $ 7,435,000
Other (Deferred Income Taxes, etc.)         $ 5,233,000     $ 5,102,000     $ 6,959,000     $ 7,533,000     $ 7,137,000
TOTAL CURRENT ASSETS                         34,034,000      36,879,000      38,355,000      37,124,000      37,414,000
                                            -----------     -----------     -----------     -----------     -----------
Property, Plant, Equip. (Net of Dep.)         7,674,000       7,696,000       8,016,000       8,016,000       7,872,000
Long-Term Receivables and Other              14,693,000      14,275,000      12,579,000      12,116,000      12,140,000
Net Assets of Discontinued Ops                3,789,000               -               -               -               -
TOTAL ASSETS                                $60,136,000     $58,850,000     $58,865,000     $57,256,000     $57,426,000
                                            -----------     -----------     -----------     -----------     -----------

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-Term Borrowings                       $ 1,758,000     $ 2,114,000     $ 2,266,000     $ 2,971,000     $ 4,430,000
Accounts Payable                            $ 8,345,000     $ 9,141,000     $ 9,282,000     $ 7,939,000     $ 7,322,000
Employee Compensation and Benefit             2,263,000       2,122,000       2,236,000       2,085,000       2,219,000
Taxes on Earnings                             1,490,000       1,211,000       2,046,000       1,762,000       1,365,000
Deferred income                               2,557,000       2,774,000       2,848,000       3,095,000       3,237,000
Other Current Liabilities                     7,746,000       9,040,000       8,720,000       8,716,000       8,065,000
TOTAL CURRENT LIABILITIES                    24,159,000      26,402,000      27,398,000      26,568,000      26,638,000
                                            -----------     -----------     -----------     -----------     -----------
LT Debt, Net of Current                       1,855,000       3,965,000       3,977,000       3,612,000       3,718,000
Other Non-current Liabilities                   774,000         850,000       1,201,000         981,000         979,000
  TOTAL LIABILITIES                         $26,788,000     $31,217,000     $32,576,000     $31,161,000     $31,335,000
                                            -----------     -----------     -----------     -----------     -----------
STOCKHOLDERS' EQUITY
  TOTAL STOCKHOLDERS' EQUITY                $32,605,000     $27,633,000     $26,289,000     $26,095,000     $26,091,000
                                            -----------     -----------     -----------     -----------     -----------
TOTAL LIABILITIES & EQUITY                  $59,393,000     $58,850,000     $58,865,000     $57,256,000     $57,426,000
                                            -----------     -----------     -----------     -----------     -----------

FINANCIAL RATIOS
Day Sales Outstanding                             60.91           61.81           61.58           68.01           66.60
Turns on Inventory                                 8.91            8.43            9.38            7.79            8.23
Days Inventory Outstanding                        40.95           43.31           38.92           46.86           44.34
Fixed Asset Turnover                              11.55           11.96           12.50           10.55           10.19
Days Cash Outstanding                             26.30           31.20           23.88           23.38           35.88
Total Asset Turnover                               1.47            1.56            1.68            1.48            1.40
Debt/Asset Ratio                                    43%             52%             53%             53%             53%
Current Ratio                                      1.41            1.40            1.40            1.40            1.40
Return on Assets                                   6.6%            7.9%           12.6%           11.7%            9.5%
Return on Equity                                    12%             17%             28%             26%             21%
Revenue/Employee                               $417,336        $497,255        $574,342        $559,625        $613,876
Employees                                       155,800         156,300         158,700         162,800         145,000



--------------------------------------------------------------------------------
TECHNOLOGY BUSINESS RESEARCH INC. 11 Merrill Drive, Hampton, NH 03842
Phone: (603) 929-1166 Fax: (603) 926-9801
--------------------------------------------------------------------------------
This report is based on information made available to the public by the vendor and other public sources. No representation is made that this information is accurate or complete. Technology Business Research will not be held liable or responsible for any decisions that are made based on this information. This report is not a recommendation to purchase securities. This report is copyright protected and supplied for the sole use of the recipient. Contact Technology Business Research Inc. for permission to reproduce.